Exhibit 99.2

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED FINANCIAL DATA
AS OF JUNE 30, 2015

INDEX
Page

Interim Consolidated Balance Sheet	2

Interim Consolidated Income Statements	3-4

Interim Consolidated Comprehensive Income Statements	5

Interim Statement of Changes in Shareholders' Equity	6-7

Interim Consolidated Statements of Cash Flows	8-10

Notes to the condensed consolidated interim financial data	11-20

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED BALANCE SHEETS

	June 30	December 31	June 30
	2 0 1 5	2 0 1 4	2 0 1 5
			Convenience
			translation
	(in NIS thousands)		US$'000

Current Assets
Cash and cash equivalents	319,835	323,182	84,859
Short-term deposits and investments	66,588	47,967	17,667
Trade accounts receivables	15,834	24,067	4,201
Other receivables	18,951	27,217	5,028
Inventories	2,057	2,803	546
	423,265	425,236	112,301
Assets related to discontinued operation	1,921	63,466	510
	425,186	488,702	112,811

Non-Current Assets
Trading property	1,490,616	1,875,937	395,494
Deposits, loans and other long-term balances	23,695	27,226	6,287
Investments in associates	304,016	349,537	80,662
Property, plant and equipment	629,181	919,911	166,936
	2,447,508	3,172,611	649,379

	2,872,694	3,661,313	762,190

Current Liabilities
Short-term credits	425,580	207,193	112,917
Suppliers and service providers	14,100	22,288	3,741
Payables and other credit balances	71,948	99,162	19,089
	511,628	328,643	135,747
Liabilities related to discontinued operation	84	30,342	22
	511,712	358,985	135,769

Non-Current liabilities
Borrowings	1,887,812	2,425,503	500,879
Other liabilities	69,362	92,377	18,403
Deferred taxes	65,446	71,211	17,364
	2,022,620	2,589,091	536,646

Shareholders' Equity
Attributable to equity holders of the Company	34,443	231,979	9,138
Non controlling Interests	303,919	481,258	80,637
	338,362	713,237	89,775

	2,872,694	3,661,313	762,190

The accompanying notes form an integral part of the interim financial data.

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED INCOME STATEMENTS

	Six months ended		Three months ended		Year ended	Six months ended
	June 30		June 30		December 31,	June 30
	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4	2 0 1 4	2 0 1 5
	(in NIS thousands)					Convenience
						translation
						US$'000
Income revenues and gains
Revenues
Revenues from sale of commercial centers	182,315	-	182,315	-	201,571	48,372
Revenues from hotels operation and management	85,006	96,748	42,117	52,318	197,007	22,554
Total revenues	267,321	96,748	224,432	52,318	398,578	70,926

Gains and other
Rental income from Commercial centers	44,443	59,934	19,889	29,238	113,661	11,792
Gain from sale investees		-		-	11,301
Total income revenues and gains	311,764	156,682	244,321	81,556	523,540	82,718

Expenses and losses
Hotels operation and management	73,503	85,268	34,033	43,665	173,918	19,502
Commercial centers	254,900	44,760	236,946	21,861	291,864	67,630
General and administrative expenses	8,266	17,546	4,062	7,986	39,785	2,193
Share in losses of associates, net	25,438	17,303	11,164	10,933	17,298	6,751
Financial gain from debt restructuring	-	(1,610,429)	-	(1,400)	(1,616,628)	-
Financial expenses	181,044	194,972	56,945	85,648	302,716	48,034
Write down, charges and other expenses (income), net	(25,368)	424,894	(27,275)	412,927	531,042	(6,731)
	517,783	(825,686)	315,875	581,620	(260,005)	137,379

Profit (loss) before tax benefits	(206,019)	982,368	(71,554)	(500,064)	783,545	(54,661)
Income tax expenses (tax benefits)	2,029	4,229	(238)	(3,278)	(2,287)	538
Profit (loss) from continuing operations	(208,048)	978,139	(71,316)	(496,786)	785,832	(55,199)
Profit (loss) from discontinued operation, net	7,229	4,590	397	5,279	(1,475)	1,918

Profit (loss)for the period	(200,819)	982,729	(70,919)	(491,507)	784,357	(53,281)

Attributable to:
Equity holders of the Company	(96,801)	1,160,910	(13,718)	(339,474)	1,008,999	(25,683)
Non controlling interest	(104,018)	(178,181)	(57,201)	(152,033)	(224,642)	(27,598)

	(200,819)	982,729	(70,919)	(491,507)	784,357	(53,281)

The accompanying notes form an integral part of the interim financial data.

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED INCOME STATEMENTS

	Six months ended		Year ended	Six months ended
	June 30		December 31,	June 30
	2 0 1 5	2 0 1 4	2 0 1 4	2 0 1 5
				Convenience
	(In NIS)			Translation $
Earnings (loss) per share
Basic earnings per share:
From continuing operation	(3.77)	58.22	42.55	(1.00)
From discontinued operations	0.26	0.23	(0.06)	0.07

	(3.51)	58.45	42.49	(0.93)

Diluted earnings per share:
From continuing operation	(3.77)	58.22	42.55	(1.00)
From discontinued operations	0.26	0.23	(0.06)	0.07

	(3.51)	58.45	42.49	(0.93)

The accompanying notes form an integral part of the interim financial data.

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED OTHER COMPREHENSIVE INCOME STATEMENT

	Six months ended		Three months ended		Year ended	Six months ended
	June 30		June 30		December 31,	June 30
	2 0 1 5	2 0 1 4	2 0 1 5	2 0 1 4	2 0 1 4	2 0 1 5
	(in NIS thousands)					Convenience
						translation
						US$'000

Profit (loss) for the period	(200,819)	982,729	(70,919)	(491,507)	784,357	(53,281)

Other comprehensive income to be reclassified to profit or loss in subsequent periods:

Exchange differences arising from translation of foreign operations	(97,317)	(6,437)	(67,652)	(34,324)	24,262	(25,820)
Gain (loss) from cash flow hedge	713	(185)	765	(93)	702	189
Reclassification adjustments relating to foreign operations disposed of in the period	(32,453)	-	-	-	-	-
Gain from available for sale investments	-	5,279	-	2,085	(11,329)	(8,611)
	(129,057)	(1,343)	(66,887)	(32,332)	13,635	(34,242)

Items not to be reclassified to profit or loss in subsequent periods:
Revaluations of assets	16,009	(5,912)	16,009	(5,912)	(79,393)	4,247
Other Comprehensive income (loss)	(113,048)	(7,255)	(50,878)	(38,244)	(65,758)	(29,995)

Comprehensive income (loss)	(313,867)	975,474	(121,797)	(529,751)	718,599	(83,276)

Attributable to:
Equity holders of the Company	(191,161)	1,158,843	(72,057)	(364,487)	958,878	(50,719)
Non controlling interests	(122,706)	(183,369)	(49,740)	(165,264)	(240,279)	(32,557)

	(313,867)	975,474	(121,797)	(529,751)	718,599	(83,276)

The accompanying notes form an integral part of the interim financial data.

ELBIT IMAGING LTD.
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

	Share capital	Share premium	Other reserves(*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Treasury stock	Attributable to shareholders of the company	Non- Controlling interest	Total shareholders' equity
	(in thousand NIS)

Balance - January 1, 2014	38,069	871,288	(181,862)	202,283	48,812	(755,886)	(1,086,820)	(864,116)	(168,521)	(1,032,637)	624,007	(408,630)
Profit (loss) for the year	-	-	-	-	-	-	1,008,999	1,008,999	-	1,008,999	(224,642)	784,357
Other comprehensive income (loss)	-	-	(10,789)	(71,734)	-	21,710	10,692	(50,121)	-	(50,121)	(15,637)	(65,758)
Issuance of shares	-	314,220	-	-	-	-	-	314,220	-	314,220	-	314,220
Stock based compensation expenses	-	-	-	-	715	-	-	715	-	715	4,321	5,036
Treasury stock and old stock cancellation	(38,069)	(130,452)	-	-	-	-	-	(168,521)	168,521	-	-	-
Transaction with non-controlling interest	-	-	(47,431)	-	-	-	-	(47,431)	-	(47,431)	131,443	84,012
Expiration and exercise of option	-	-	38,234	-	-	-	-	38,234	-	38,234	(38,234)	-

Balance - December 31, 2014	-	1,055,056	(201,848)	130,549	49,527	(734,176)	(67,129)	231,979	-	231,979	481,258	713,237

Profit (loss) for the year	-	-	-	-	-	-	(96,801)	(96,801)	-	(96,801)	(104,018)	(200,819)
Other comprehensive income (loss)	-	-	549	(115)	-	(110,794)	16,049	(94,311)	-	(94,311)	(18,737)	(113,048)
Stock based compensation expenses	-	-	-	-	304	-	-	304	-	304	161	465
Transaction with non controlling interest	-	-	(6,728)	-	-	-	-	(6,728)	-	(6,728)	(54,745)	(61,473)

Balance - June 30, 2015	-	1,055,056	(208,027)	130,434	49,831	(844,970)	(147,881)	34,443	-	34,443	303,919	338,362

(*)           includes transactions with non-controlling interest reserve and hedging reserve.

The accompanying notes form an integral part of the interim financial data.

ELBIT IMAGING LTD.
INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (CONT.)

	Share capital	Share premium	Other reserves (*)	Revaluation of property, plant and equipment	Stock-based compensation reserve	Foreign currency translation reserve	Retained earnings	Gross amount	Attributable to share-holders of the company	Non-Controlling interest	Total shareholder's equity
	Convenience translation, U.S.$'000

Balance - December 31, 2014	-	279,930	(53,557)	34,638	13,140	(194,793)	(17,811)	61,547	61,547	127,689	189,236

Profit (loss) for the year	-	-	-	-	-	-	(25,683)	(25,683)	(25,683)	(27,598)	(53,281)
Other comprehensive income (loss)	-	-	146	(30)	-	(29,396)	4,258	(25,022)	(25,022)	(4,973)	(29,995)
Stock based compensation expenses	-	-	-	-	81	-	-	81	81	44	125
Transaction with non controlling interest	-	-	(1,785)	-	-	-	-	(1,785)	(1,785)	(14,525)	(16,310)

Balance - June 30, 2015	-	279,930	(55,196)	34,609	13,221	(224,189)	(39,236)	9,138	9,138	80,637	89,775

(*)           includes transactions with non-controlling interest reserve and hedging reserve.

The accompanying notes form an integral part of the interim financial data.

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS

	Six months ended		Year ended	Six months ended
	June 30		December 31,	June 30
	2 0 1 5	2 0 1 4	2 0 1 4	2 0 1 5
	(in NIS thousands)			Convenience
				translation
				US$'000
CASH FLOWS FROM OPERATING ACTIVITIES
Profit (loss) for the period from continuing operations	(208,048)	982,729	785,832	(55,200)
Profit from sale of subsidiary (Appendix A)	(4,147)	-	-	(1,100)
Realization of foreign currency translation reserve in connection with sale operations	(59,570)	-	-	(15,805)
Income tax benefit recognized in profit and loss	2,029	4,231	(2,287)	538
Finance expenses recognized in profit and loss	181,044	194,972	302,716	48,035
Financial gain from debt restructuring	-	(1,610,429)	(1,616,628)	-
Income tax paid in cash	(122)	(529)	(85)	(32)
Depreciation and amortization (including write-down and impairment)	51,464	435,069	582,745	13,655
Loss (Profit) from realization of investments in associates and joint venture	-	-	(11,301)	-
Share in losses of associates, net	25,438	17,303	17,298	6,749
Profit (loss) from realization of assets and liabilities	-	77	1,328	-
Stock based compensation expenses	493	2,207	5,036	131
Others	(587)	-	(20,679)	(156)
Trade accounts receivables	3,379	(1,792)	5,538	897
Receivables and other debit balances	12,114	3,982	22,739	3,214
Inventories	(94)	320	198	(25)
Trading property and payment on account of trading property	232,730	10,866	214,171	61,749
Suppliers and service providers	(2,335)	(2,112)	(970)	(620)
Payables and other credit balances	(57,890)	10,624	(6,022)	(15,360)

Net cash provided by continuing operations	175,898	47,518	279,629	46,670

Net cash provided (used) by discontinued operating activities	(2,420)	1,035	1,506	(642)

Net cash provided by operating activities	173,478	48,553	281,135	46,028

The accompanying notes form an integral part of the interim financial data.

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

	Six months ended		Year ended	Six months ended
	June 30		December 31,	June 30
	2 0 1 5	2 0 1 4	2 0 1 4	2 0 1 5
	(in NIS thousands)			Convenience
				translation
				US$'000
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from realization of investments in subsidiaries (Appendix A)	192,026	-	-	50,949
Purchase of property plant and equipment, investment property and other assets	(9,128)	(2,516)	(4,525)	(2,422)
Purchase of non-controlling interest	(62,059)	-	-	(16,466)
Proceeds from realization of property plant and equipment	169	6,722	7.230	45
Investments in associates and joint venture companies	-	(3,115)	(3,193)	-
Proceed from realization of long-term deposits and long-term loans	6,185	522	(3,365)	1,641
Interest received in cash	366	4,420	3,730	97
Short-term deposits and marketable securities, net	(22,290)	2,918	47,186	(5,914)
Net cash provided by continued investing activities	105,269	8,951	47,063	27,930
Net cash provided by discontinued investing activities	37,737	(3,773)	(7,913)	10,012

Net cash provided by investing activities	143,006	5,178	39,150	37,942

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from share issuance	-	1,283	(153,561)	-
Interest paid in cash	(69,605)	(59,501)	-	(18,468)
Proceeds from selling derivatives	9,820	-	-	2,605
Proceeds from long-term borrowings	-	-	42,715	-
Repayment of long-term borrowings	(240,276)	(30,270)	(247,709)	(63,751)
Proceeds from transactions with non-controlling interests, net	-	1,404	54,885	-
Proceed from (repayment of) short-term credit	(6,997)	-	7,152	(1,856)
Net cash used in continued financing activities	(307,058)	(87,084)	(296,518)	(81,470)
Net cash provided by (used in) discontinued financing activities	(2,135)	1,301	2,000	(566)

Net cash used in financing activities	(309,193)	(85,783)	(294,518)	(82,036)

Increase in cash and cash equivalents	7,291	(32,052)	25,767	1,934

Cash and cash equivalents at the beginning of the year	323,182	311,181	311,181	85,747

Cash and cash equivalents related to discontinued operations at the end of the period	(1,057)	-	(6,290)	(280)

Net effect on cash due to currency exchange rate changes	(9,581)	(1,866)	(7,476)	(2,542)

Cash and cash equivalents at the end of the period	319,835	277,263	323,182	84,859

The accompanying notes form an integral part of the interim financial data.

ELBIT IMAGING LTD.
INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (Cont.)

	Six months ended		Year ended	Six months ended
	June 30		December 31,	June 30
	2 0 1 5	2 0 1 4	2 0 1 4	2 0 1 5
	(in NIS thousands)			Convenience
				translation
				US$'000
Appendix A -
Proceeds from realization of investments in subsidiaries

Working capital (excluding cash), net	(15,591)	-	-	(4,136)
Property, plant equipment and other assets	203,470	-	-	53,985
Profit from realization of subsidiaries	4,147	-	-	1,100
	192,026	-	-	50,949

The accompanying notes form an integral part of the interim financial data.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial data

1.         Reporting entity

A.
Elbit Imaging Ltd. (“Elbit” or "the Company") was incorporated in 1996 under the laws of the State of Israel. The Company's securities are listed on the NASDAQ Global Select Market (ticker symbol: EMITF) and on the Tel Aviv Stock Exchange ("TASE"). Its executive offices are located at 7 Motta Gur Str., Petach Tikva Israel

B.
The activities of the Company and its held entities (the "Group") are divided into the following principal fields: (i) Commercial Centers - initiation, construction and sale of commercial centers and other mixed-use real property projects, predominantly in the retail sector, located in Central and Eastern Europe, primarily through its 45% subsidiary Plaza Centers N.V. In certain circumstances and depending on market conditions, the Group operate and manage commercial and entertainment centers prior to their sale; (ii) Hotels - hotel operation and management; (iii) Medical Industries and devices  - (a) research and development, production and marketing of magnetic resonance imaging guided focused ultrasound treatment equipment and (b) development of stem cell population expansion technologies and stem cell therapy products for transplantation and regenerative medicine; (iv) Residential Projects - initiation, construction and sale of residential units or plots designated for residential located primarily in India.

C.	Financial position:

The Company's separate financial statements include liabilities to Bank Hapoalim and Series H and Series I notes, in the aggregate principal amount (par value) of approximately NIS 850 million. NIS 233 million (principal plus interest) will become due in the two years following the approval of these financial statements, of which NIS 169 million will become due in February 2017 (see note 14 C 1  for the financial statement as for December 31, 2014). In addition, the Company has certain operational expenses for its ongoing operations.

The main anticipated sources of the Company's projected cash flow are (i) cash and cash equivalents (on its separate financial statements) of approximately NIS 137 million, (ii) cash expected to be generated from refinance of the Company's Hotel in Bucharest, in the amount of approximately NIS 126 million; and (iii) sale of shares in our held companies in the medical field. It should be noted that the projected cash flow is based on the Company's forward-looking plans, assumptions, estimations, predictions and evaluations which rely on the information known to the Company at the time of the approval of these financial statements (collectively, the "Assumptions"). The materialization, occurrence consummation and execution of the events and transactions and of the Assumptions on which the projected cash flow is based, including with respect to the proceeds and timing thereof, are not certain and are subject to factors beyond the Company's control as well as to the consents and approvals of third parties and certain risks factors, including those referred to in the Company's Annual Report on Form 20-F for the year ended December 31, 2014. Therefore, delays in the realization of our assets and investments or realization at lower price than expected by us, as well as any other deviation from our Assumptions, could have an adverse effect on our cash flow and our ability to serve our indebtedness on a timely manner.

In light of the foregoing, the Company's board of directors is of the opinion that, the Company is a going concern and hence, the condensed consolidated interim financial information of the Company as of June 30, 2015 was prepared based on going concern assumption.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial data

2.        Statement of compliance

This condensed consolidated interim financial information has been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial information does not include all of the information required for full annual financial statements, and should be read in conjunction with the annual consolidated financial statements of the Group for the year ended December 31, 2014.

The condensed consolidated interim financial information was approved for issue by the Company's board of directors on August 23, 2015.

Rates of exchange of NIS, in effect, in relation to foreign currency (in NIS) are as follows:

	Half year ended June 30	Year ended December 31
	2015	2014

US Dollar ($)	3.769	3,889
EURO ( €)	4.219	4.725
Romanian New Lei (RON)	1.0624	1.0541
Indian Rupee (INR)	0.0593	0.0614

Scope of change in the exchange rate, in effect, of the NIS in relation to the foreign currencies (%):

	Half year ended June 30	Year ended December 31
	2015	2014

US Dollar ($)	(3)	12
EURO (€)	(11)	(1)
Romanian New Lei (RON)	0	(1)
Indian Rupee (INR)	(3)	10

3.	Significant accounting policies

The accounting policies applied by the Group in these condensed interim financial information are the same as those applied by the Group in its latest annual consolidated financial statements as of December 31, 2014.

4.        Segment reporting

The chief operating decision-makers (CODM) have been identified as the Chairman of the board CEO and the Acting CEO and CFO. The CODM reviews the Group’s internal reporting in order to assess performance and allocate resources. The CODM assess the performance of the Group's segments based on Net Operating Income.

For the purpose of this interim financial information the following business segments were identified:

•	Commercial Centers
•	Hotels
•	Medical industries
•	Residential projects
•	Other activities

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial data

4.        Segment reporting (Cont.)

           Six months period ended June 30, 2015

	Commercial and entertainment centers	Hotels	Medical industries (i)	Residential	Other Activities and allocations	Equity method adjustment	Total
	( I n t h o u s a n d N I S)
	(Unaudited)

Segment revenues	239,356	85,006	14,950	-	-	(27,548)	311,764

Segment profit (loss)	(49,797)	68,244	(59,616)	(1,395)	(2,178)	53,471	8,730

Financial expenses	(13,843)	(18,438)	1,467	-	30	-	(30,784)

Share in losses of associates, net	-	-	(6,574)	-	-	(18,864)	(25,438)

Unallocated general and administrative expenses							(8,266)
Unallocated financial expenses							(150,261)
Loss before income taxes							(206,019)

(i)	Includes mainly investments in associates and therefore not included in the Total Revenues.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial data

4.        Segment reporting (Cont.)

           Six months period ended June 30, 2014 (i)

	Commercial and entertainment centers	Hotels	Medical industries (ii)	Residential	Other Activities and allocations	Equity method adjustment	Total
	( I n t h o u s a n d N I S)
	(Unaudited)

Segment revenues	72,831	96,748	22,991	-	-	(35,888)	156,682

Segment profit (loss)	(373,835)	11,480	(35,730)	(20,070)	(10,365)	30,280	(398,240)

Financial expenses	(22,181)	(12,497)	(714)	-	142	-	(35,250)

Share in losses of associates, net	-	-	(6,382)	-	-	(10,921)	(17,303)

Unallocated general and administrative expenses							(17,546)
Unallocated financial expenses							1,450,707
Profit before income taxes							982,368

(i)
In the reporting period, a loss of 406 Million NIS was recognized due to write-down of several assets in the commercial and entertainment segment .Other than the mentioned assets there is no material changes in the amounts disclosed for other segments assets.

(ii)	Includes mainly investments in associates and therefore not included in the Total Revenues.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial data

5.        Financial instruments

A.
Financial risks

During the six-months period ended June 30, 2015 there have been no significant changes in the Group’s financial risk management. Objectives and policies are consistent with those disclosed in note 24.C to the consolidated financial statements as at and for the year ended December 31, 2014.

B.	Fair value of financial instruments

1)	The following table presents the book value and fair value of the Group's financial assets (liabilities), which are presented in the financial statements at other than their fair value:

		June 30, 2015
		Book Value	Fair Value
	Level	(In thousands NIS)

Short- term loans at fixed interest rate	Level 3	(257,911)	(257,911)
Debentures	Level 1	(1,367,713)	(1,159,332)
		(1,625,624)	(1,417,243)

		December 31,2014
		Book Value	Fair Value
	Level	(In thousands NIS)

Short- term loans at fixed interest rate	Level 2	(322,675)	(322,675)
Debentures	Level 1	(1,341,535)	(1,217,671)
		(1,664,210)	(1,540,346)

6.        Significant events during the period

A.
Sale of Mango franchise

On January 5, 2015 Elbit Fashion have completed the sale of the operation and business of "Mango" retail stores in Israel from Elbit Fashion to Fox- Wiesel Ltd (the “Closing”) for consideration of approximately NIS 37.7 million. Following the Closing and consummation of the transaction, Elbit Fashion has ceased to operate the "Mango" retail stores activity, and accordingly the said activity was classified as discontinued operation.

B.
Purchase of Bucuresti Turism S.A. ("BUTU") minority

On February 18, 2015 the Company subsidiary BUTU, which owns the "Radisson Blu" hotel in Bucharest, Romania and which shares were traded on RASDAQ market announced that: At the extraordinary general meeting of BUTU, it was resolved, amongst other things, that BUTU will not take the necessary legal actions for the shares issued by it to be admitted for trading on a regulated market or to be listed on an alternate trading system. Bea Hotels Eastren Europe B.V. (the Company's indirect wholly owned subsidiary) voted in favor of the above resolution.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial data

6.        Significant events during the period (Cont.)

B.
Purchase of Bucuresti Turism S.A. ("BUTU") minority (Cont.)

The shareholders of BUTU who had not voted in favor of the aforementioned resolution were entitled to withdraw from BUTU, in consideration for a price to be paid by BUTU as determined by an independent certified expert in accordance with the provisions of the Romanian law and regulations. The independent certified expert nominated in accordance with the provisions of the Romanian law and regulations (Ernst & Young Services SRL), has determined the estimated shareholders' equity fair value of  BUTU, to be Euro 64,630  thousands resulting in a price per share of BUTU of Euro 4.50.

On June 9, the Company announced that shareholders holding 21.48% of BUTU, exercised their right to withdraw from BUTU. The total amount paid by BUTU for such withdrawal requests was approximately Euro 13.9 million (NIS 58 million). An amount of Euro 2 million (NIS 5 million) was financed by BUTU from its own resources and the remainder in the amount of approximately Euro 11.9 million (NIS 26 million) was financed by the Company through shareholder loan granted to BUTU.

Upon the completion of the delisting, all the shares acquired by BUTU during the delisting process were cancelled and the share capital of BUTU has decreased accordingly. Following the share capital decrease, the Company holds (indirectly) approximately 98% of BUTU's share capital.

As consequences of this transaction the Company shareholder's Equity was decreased in the amount of NIS 61 million out of which 55 million were attributable to the non-controlling interest and NIS 6 million were attributable to the shareholder of the Company.

C.
Transaction among certain shareholders of InSightec with respect to its shares

On March 31, 2015 the Company was informed by InSightec, that General Electric Company, Healthcare Division ("GE"), of the first part, and York Global Finance II S.à.r.l (a company owned by York Capital, an interested party in of the Company), other shareholders of InSightec and certain other purchasers, of the second part (the "Purchasers"), have signed and executed an agreement for the sale of 6 million Series C Preferred Shares of InSightec held by GE, which constitutes approx. 4.2% of InSightec's issued and outstanding share capital on a fully diluted basis, at a price of $1.50 per share. Furthermore, the agreement grants the Purchasers an option to purchase 12 million additional Series C Preferred Shares from GE, which represent approx. 8.5% of InSightec's issued and outstanding share capital on a fully diluted basis, for the same price ($1.50) (collectively: the "Sold Shares"), within one year of the closing date of the transaction, subject to the conditions stipulated in the agreement (the "Sale Transaction"), and that the Sale Transaction had been closed and consumed.

As part of the Sale Transaction, Elbit Medical waived a preemptive right granted thereto to purchase a pro rata share of the Sold Shares.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial data

6.        Significant events during the period (Cont.)

C.
Transaction among certain shareholders of InSightec with respect to its shares (Cont.)

As part of the conditions precedent of the agreement, on March 30, 2015, a meeting of the shareholders of InSightec approved an amendment to the articles of association of InSightec and an amendment to the Technology, Co-Operation and Distribution Agreement of October 17, 2012 between InSightec and GE, as amended on June 26, 2014 (the "Cooperation Agreement").

The principal amendments to the articles of association of InSightec were: removal of various restrictions on the performance of transactions in InSightec shares and on the initiation of a Qualified IPO of InSightec; revocation of some of certain excess rights granted to GE in InSightec's articles of association and change of the majority of Series C Preferred Shares required for certain resolutions under InSightec's articles of association with respect to such shares; furthermore, Elbit Medical was granted the right to appoint an observer to the board of directors of InSightec (in addition to its right to appoint Designated Directors on its behalf).

The principal amendments to the Cooperation Agreement were: removal of restrictions on the performance of transactions in InSightec shares with a party competing with GE; amendment of InSightec's right to make an advance one-time payment of royalties to GE, such that instead of a one-time $10 million payment, such one-time payment would amount to $10 million prior to a Qualified IPO and $7.5 million after a Qualified IPO (within the definition of such terms in the articles of association of InSightec) less the amounts of royalties already paid to GE, all subject to the terms of the Cooperation Agreement; and termination of GE's Right of First Negotiation for Sale of InSightec with respect to any Company Sale (as such terms are defined in the Cooperation Agreement) and the extension of the term of the Cooperation Agreement until the fifth anniversary of the closing date.

D.
Selling of the Koregaon park shopping center in Pune, India

On May 13, 2015, PC signed an agreement to sell Koregaon Park Plaza, the retail, entertainment and office scheme located in Pune, India for approximately  EUR 35 million (NIS 148 million). The net cash proceeds received (after repayment of the related bank loan, other liabilities and transaction costs) from the sale totaled EUR 7 million (NIS 30 million). In line with PC's stated restructuring plan, all the net cash proceeds from the transaction was retained with PC.

PC recorded a total loss of EUR 6.5 million (NIS 27 million) from this transaction due to exercise of foreign currency translation reserve accumulated relating to the subsidiary. Additional loss of EUR 2.3 million (NIS 10 million) was recorded mainly due to impairment of related various receivables.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial data

6.        Significant events during the period (Cont.)

E.
Selling of undeveloped plots in Romania

In June, 2015, PC reached an agreement to sell its 46,500 sqm development site in Iasi, Romania in two separate transactions (one for the sale of 37,334 sqm and the other for the sale of 9,166 sqm), for a gross consideration of EUR 7.3 million (NIS 31 million). There was no bank debt secured against the property. No profit or loss was recorded as a result of the transaction.

In May 2015, PC concluded (through its 50.1% held Plaza Bas subsidiary) the sale of a approximately 17,000 sqm plot in Brasov, Romania for a total consideration of EUR 330 thousands (NIS 1 Million). No profit or loss resulted from this transaction.

In June 2015, PC concluded an additional sale (also through its 50.1% held Bas subsidiary) of an SPV holding approximately 1,200 sqm plot in Ploiesti, Romania for a total consideration of EUR 240 thousands (NIS 1 million). The proceeds were used to repay a bank loan outstanding and no proceeds were obtained by PC. A waiver was obtained for the remaining of the unpaid bank loan facility in a total amount of EUR 1.4 million (NIS 6 million) and the Company recorded accordingly a gain included as finance income for the period.

In line with PC stated restructuring plan, 75% of the net cash proceeds (approximately Euro 6 million) from the abovementioned transactions will be repaid to PC's bondholders this year as an early repayment of the bonds.

F.
Selling of hotels in Belgium

On June 10, 2015 the Company's wholly owned indirect subsidiary (the "Seller"), has completed a transaction contemplated in the Share Purchase Agreement with Astrid JV S.à.r.l., an affiliate of Kohlberg Kravis Roberts & Co. L.P., (the “Purchaser”), with regard to the sale of its entire (100%) holdings in its wholly owned subsidiary (the "Target") which owns and operates the Radisson Blu Hotel and the Park Inn Hotel in Antwerp, Belgium (collectively: the “Hotels”).

The asset value reflected in the transaction was approximately Euro 48 million for both Hotels subject to working capital and other adjustments as specified in the agreement. The total net consideration paid to the Seller following the repayments of the Target's banks loan, and the aforementioned adjustments, was approximately Euro 27 million out of which Euro 1 million was deposited in escrow to secure the Seller's indemnification obligations under the Share Purchase Agreement.

In accordance with the refinancing loan agreement between Bank Hapoalim B.M and the Company, the Company has prepaid an amount of approximately $5 million on account of the loan.

the transaction had no material effect on the company profit and loss for the period.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial data

6.        Significant events during the period (Cont.)

G.
Dismissal of the appeal to the supreme filed by holder of Series B note

In connection with the law suit described in note 17 (B) (4) in the financial statement as of December 31, 2014, on June 15, 2015 the Company announced that in the hearing held at the Israel Supreme Court (the “Court”) and following the recommendation of the Court, the Plaintiff withdraw the Appeal filed by a holder of Series B Notes following the approval of the adjusted plan of arrangement by the Court (the "Appeal").

H.
Novartis did not exercise her option to buy Gamida

In connection with the transaction described in note 8 B in the financial statement as of December 31, 2014, on September 2, 2014, Elbit Medical Technologies has announced that Gamida, in which Elbit Medical holds in fully diluted 23% of the voting power, has notified Elbit Medical that with respect to the engagement of Gamida and its shareholders in option and investment agreements with Novartis Pharma AG ("Novartis"), which include an option granted to Novartis to purchase from the other shareholders of Gamida (including Elbit Medical) all of their holdings therein (the "Option"), as follows:

(1)
In discussions held between the Novartis representative and the CEO of Gamida Cell, the Novartis representative notified Gamida Cell that, although Gamida Cell has successfully met all of the determined milestones, Novartis does not intend to exercise the Option. At the same time, it was further stated that Novartis was interested in continuing to collaborate with Gamida Cell in the development of its products, and will soon explore suitable alternatives with Gamida Cell.

(2)	Gamida Cell is examining the implications of the notice.

I.
Movements in NIS/Euro rate

In the course of the first half year of 2015 there were significant fluctuations in the company functional currency against the subsidiaries functional currency. As a result the Company recorded NIS 69 million decreases in the foreign currency translation reserve in the shareholder equity. In addition, such fluctuations caused an increase NIS 79 million in the financial expenses mainly attributed to PC debentures which are linked to the NIS while PC's functional currency is the Euro. See note 6 L as for call options strategy executed by PC in order to mitigate these exposure.

J.
Update on covenants

In respect of the Coverage Ratio Covenant ("CRC"), as defined in the restructuring plan of PC, as at June 30, 2015 the CRC was 123%, in comparison with 118% minimum ratio required.

As at the end of the reporting period, all of the group’s companies are in compliance with their respective loan covenants, with the exception of three bank facilities. For one bank loan with an outstanding balance of EUR 20 million (NIS 85 million) PC has a waiver valid until the expiry of the loan, and in respect of the two facilities, totaling EUR 30 million (NIS 127 million), PC negotiates with financial institutions for obtaining of waivers, on all outstanding breaches. Accordingly these 2 loans were presented in the balance sheet as short term credit.

ELBIT IMAGING LTD.
Notes to the condensed consolidated interim financial data

6.        Significant events during the period (Cont.)

K.	Write-down of trading property During the Course of the first six months of 2015 the Company recorded the following material impairments:

(1)	EUR 4.9 million (NIS 21 million) impairment to PC's commercial center in Liberec, Poland - which was done based on updated valuation obtained.

(2)	EUR 1.5 million (NIS 6 million) impairment to Koregaon Park commercial center in Pune, India based on the sale agreement signed during the period (see note 6 D).

L.
Call option strategy activity in 2015

During the period PC sells call options to hedge its exposure to fluctuation of the Euro (in which its assets are held) and the NIS (to which its notes are linked to). As of balance sheet date PC sold EUR 55 million currency options with strike range of 4.22 to NIS 4.31. The expiry date is July through August 2015 and PC collected during the six months period premiums in the amount of EUR 2.2 million (NIS 9 million).

M.
Building permits obtained

In July 2015 PC received a building permit to develop the Timisoara Plaza commercial center in Timisoara, western Romania.  A binding financing offer has also been agreed with a commercial bank for approximately   65% of the project cost.

In addition in July 2015, PC received a building permit to develop the Belgrade Plaza (Visnjicka) commercial center in Belgrade, Serbia.

7.        Subsequent events

(1)
Call option strategy activity

Subsequent to the balance sheet date PC wrote additional EUR 75 million currency call options with strike price of NIS 4.14 and NIS 4.21. The expiry dates is September through November 2015.

PC collected premiums in the amount of EUR 1 million (NIS 4 million). Due to call options which expired in July and August (see note 6 L above) no cash outflow was required as a result of the expiry of the option.